FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* HELLER JEFFREY M.	2. Issuer Name and Ticker or Trading Symbol Electronic Data Systems Corporation ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) _X__Director ___10% Owner _X_ Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/16/03	6. (Continued) - Title: PRESIDENT & COO
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X__ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/20/03		A		50,000	A		647,374*	D
Common Stock								1,689*	I	By Spouse
Common Stock								1,689*	I	By Spouse

*No reportable change since last filing

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy) 12/17/96 Grant	$45.0600												500,000*	D
Employee Stock Option (right to buy) 08/10/98 Grant	$40.5937												300,000*	D
Employee Stock Option (right to buy) 04/24/00 Grant	$68.8125												175,000*	D
Employee Stock Option (right to buy) 02/06/01	$57.5750												150,000*	D
Employee Stock Option (right to buy) 3/20/03 Grant	$15.58							(1)					25,870	D
Common Stock (right to buy) 03/20/03 Grant	$15.58							(2)					125,000	D
Common Stock (right to buy) 03/20/03 Grant	$20.254							(2)					125,000	D
Phantom Stock - EDP	1 for 1	04/14/03		A		172		Imed	(3)	Common Stock	172	$16.92	136,232	D

Explanation of Responses:

(1)   The options granted for the stock portion of Reporting Person's Executive Bonus Plan was made under Issuer's Transition Inducement
        Plan ("TIP") not the Amended and Restated Stock Incentive Plan ("SIP") as initially reported.  Shares cliff vest on February 10, 2004.
(2)   The options granted with an exercise price of $15.58 are referred to the FMV Options and the options granted at an exercise price of
        $20.254 are referred to as the Premium Options -- both of which were granted under Issuer's TIP not SIP as initially reported.  The FMV
        Options and Premium Options vest 100% on 3/20/06.  Once vested, 1/3rd can be exercised immediately, another 1/3rd can be exercised on 3/20/07, and the final 1/3rd can be exercised on 3/20/08.
(3)  Shares of phantom stock units under the Issuer's Executive Deferral Plan are issued following termination of the
       Reporting Person's employment with the Issuer.

               /S/  LINDA EPSTEIN                                04/16/03
   Linda Epstein as Attorney-in-Fact for                 Date
   Jeffrey M. Heller

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).